SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                          Quick-Med Technologies, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                    74837Q106
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                                 (CUSIP Number)

                                James E. Wiggins
                       130 East Chestnut Street, Suite 403
                              Columbus, Ohio 43215
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 18, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74837Q106
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Phronesis Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,171,893

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,171,893

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,171,893

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.3%

14.  TYPE OF REPORTING PERSON*

     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  74837Q106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Wiggins

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,171,893

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,171,893

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,171,893

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.3%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  74837Q106
            ---------------------

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Item 1.  Security and Issuer.

     Quick-Med Technologies, Inc. (the "Issuer"), Common Stock, $0.0001 par value (the "Shares")

     The  address of the issuer is 902 N.W.  4th  Street,  Gainesville,  Florida
32601.

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Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Phronesis Partners, L.P. (the "Partnership") and James E. Wiggins, the general partner of the Partnership (each of the Partnership and James E. Wiggins may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Partnership is a Delaware limited partnership and James E. Wiggins is a United States citizen. The principal business address for the Partnership and James E. Wiggins is 130 East Chestnut Street, Suite 403, Columbus, Ohio 43215.

     (d) James E. Wiggins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Phronesis Partners, L.P. may be deemed to beneficially own 7,171,893 Shares.

As of the date hereof James E. Wiggins may be deemed to beneficially own 7,171,893 Shares.

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Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

Effective January 18, 2008, Cheryl Turnbull, who was affiliated with Phronesis Partners, L.P., resigned as a member of the Issuer's Board of Directors.

Although it has no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

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Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Phronesis Partners, L.P. may be deemed to be the beneficial owner of 7,171,893 Shares, constituting 23.3% of the Shares of the Issuer, based upon the 30,725,625 Shares outstanding as of May 7, 2008, the date of the Issuer's most recent 10-QSB.

     Phronesis Partners, L.P. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,171,893 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,171,893 Shares.

(a, b) As of the date hereof, James E. Wiggins may be deemed to be the beneficial owner of 7,171,893 Shares, constituting 23.3% of the Shares of the Issuer, based upon the 30,725,625 Shares outstanding as of May 7, 2008, the date of the Issuer's most recent 10-QSB.

     James E. Wiggins has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,171,893 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,171,893 Shares.

James E. Wiggins specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In June 2007, the Issuer entered into an agreement with Phronesis Partners, L.P. ("Phronesis") pursuant to which Phronesis was issued a 2007 senior convertible note for $375,000 (the "Note"). The Note bears interest at 8% per annum with a conversion price of $0.74 per share and a maturity date of 2010. The Note is secured by revenues and assets of the Issuer. The Note is attached to this amendment to Schedule 13D as Exbibit C.

Phronesis Partners, L.P. is a party to a stockholders agreement dated November 30, 2004 (the "Agreement"). The agreement places certain restrictions on the ability of Phronesis Partners, L.P. to transfer or dispose of the Shares. The Agreement is attached to this amendment to Schedule 13D as Exhibit D.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: 2007 Senior Convertible Note dated June 27, 2007. (Incorporated by reference to the Issuer's 10-KSB filed on September 28, 2007). Exhibit D:
Stockholders Agreement dated November 30, 2004 (Incorporated by reference to the Issuer's 8-K filed on December 3, 2004).

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Phronesis Partners, L.P.
By: James E. Wiggins, General Partner

By: /s/ James E. Wiggins
------------------------


/s/ James E. Wiggins
------------------------
James E. Wiggins



May 27, 2008



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated May 27, 2008 relating to the Common Stock, $0.0001 par value of Quick-Med Technologies, Inc. shall be filed on behalf of the undersigned.


Phronesis Partners, L.P.
By: James E. Wiggins, General Partner

By: /s/ James E. Wiggins
-------------------------


/s/ James E. Wiggins
-------------------------
James E. Wiggins


May 27, 2008

                                                                    Exhibit B

                           Transactions in the Shares
                           --------------------------

                     TRANSACTIONS BY PHRONESIS PARTNERS, L.P.


  Date of                      Number of Shares
Transaction                    Purchase/(Sold)                Price of Shares
-----------                    ---------------                ---------------

  5/13/08                          (10,000)                   $0.29 per share.
  5/14/08                          (5,815)                   $0.2914 per share.



SK 00532 0001 885012 v2